August 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Caesars Entertainment Corporation: Request for Withdrawal of Registration Statement on Form S-4 File Number 333-225422

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Caesars Entertainment Corporation, a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-4, No. 333-225422, filed on June 4, 2018 (the “Registration Statement”) be withdrawn. The Registration Statement sought to register 155,536,500 shares of common stock, $0.01 par value per share (the “Common Stock”), for issuance in connection with a proposed offer to exchange (the “Exchange Offer”) shares of Common Stock for any and all of the Company’s outstanding 5.00% convertible notes due 2024 (the “Convertible Notes”).

The Company represents that the Exchange Offer was not commenced and that none of shares of the Common Stock subject to the Registration Statement were sold or exchanged for any Convertible Notes pursuant to the Exchange Offer or otherwise. The Registration Statement has not been declared effective by the Securities and Exchange Commission (the “SEC”).

The Company hereby requests that the SEC issue an order granting the withdrawal of the Registration Statement and all exhibits thereto. The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Company for future use.

If you have any questions regarding this matter, please contact Jodi A. Simala of Mayer Brown LLP at (312) 701-7920 or John Berkery of Mayer Brown LLP at (212) 506-2552.

Very truly yours,

CAESARS ENTERTAINMENT CORPORATION

By:	/s/ Eric Hession
Eric Hession
Executive Vice President and Chief Financial Officer

cc:     Joyce Arpin

Renee Becker, Esq.